UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Auriga Laboratories, Inc.

(Name of Issuer)

Common Stock $0.001 par value

 (Title of Class of Securities)

05155L-10-5

 (CUSIP Number)

Dayne Wagoner
41895 Noel Circle
Temecula, California 92592
(951) 506-1690

with a copy to:

Lawrence Schnapp
Troy & Gould PC
1801Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 789-1255

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05155L-10-5

1.	Name of Reporting Person Dayne Wagoner I.R.S. Identification No. of Above Person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400,142 shares
	8.	Shared Voting Power 2,635,900 shares
	9.	Sole Dispositive Power 400,142 shares
	10.	Shared Dispositive Power 2,635,900 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,042 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person IN
________________
(1)
Includes (i) 400,142 shares owned of record by Dayne Wagoner, (ii) 2,485,900 shares owned of record by The Wagoner Family Trust, of which Mr. Wagoner is the trustee, and (iii) 150,000 shares that The Wagoner Family Trust currently has the right to acquire pursuant to a warrant. For purposes of this Schedule 13D, Mr. Wagoner is disclosing that he shares with The Wagoner Family Trust voting and dispositive power over the shares that are owned by such trust.

CUSIP NO. 05155L-10-5

1.	Name of Reporting Person The Wagoner Family Trust I.R.S. Identification No. of Above Person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,635,900 shares
	9.	Sole Dispositive Power 0 Shares
	10.	Shared Dispositive Power 2,635,900 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,635,900 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person OO
_________________
(2)
Includes (i) 2,485,900 shares owned of record by The Wagoner Family Trust, of which Dayne Wagoner is the trustee and (ii) 150,000 shares that The Wagoner Family Trust currently has the right to acquire pursuant to a warrant. For purposes of this Schedule 13D, The Wagoner Family Trust is disclosing that it shares with Mr. Wagoner voting and dispositive power over the shares that are owned by such trust. Excludes all other shares that are disclosed in this Schedule 13D as being owned directly by Mr. Wagoner; The Wagoner Family Trust disclaims beneficial ownership of all such shares.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.001 per share, of Auriga Laboratories, Inc., a Delaware corporation (“Auriga”), the principal executive offices of which are located at 5555 Triangle Parkway, Suite 300, Norcross, Georgia 30092. This Amendment No. 1 amends the Schedule 13D that Dayne Wagoner filed with the Securities and Exchange Commission on May 19, 2006 with respect to his ownership of common stock and preferred stock issued by Auriga’s predecessor, Multi-Link Telecommunications, Inc., a Colorado corporation (“Multi-Link”).

Item 2. Identity and Background

(a) Names

This Amendment No. 1 is filed by the following persons (jointly referred to herein as the “Reporting Persons” and individually as a “Reporting Person”):

1. Dayne Wagoner (“Mr. Wagoner”); and

2. The Wagoner Family Trust (the “Trust”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of September 11, 2006, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which they have agreed to jointly file this Amendment No. 1 and all amendments hereto.

Mr. Wagoner is the trustee of the Trust.

(b) Addresses

The principal business address of each Reporting Person is 41895 Noel Circle, Temecula, California 92592.

(c) Principal Business and Occupations

Mr. Wagoner is a director of Auriga and the Chief Executive Officer of Edge Development, Inc., a contractor. The principal purpose of the Trust is to hold assets (including shares of Auriga common stock) for the benefit of Mr. Wagoner and his family. Auriga is a specialty pharmaceutical company with stand-alone sales, marketing, and development capabilities.

(d) and (e) Convictions or Proceedings

During the last five years, neither Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship and Place of Organization.

Mr. Wagoner is a citizen of the United States. The Trust was formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 below, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Effective July 11, 2006:

•	Multi-Link effected a 1 for 15 reverse stock split of its outstanding common stock and increased the authorized number of shares of its common stock from 50,000,000 to 250,000,000;

•
Each outstanding share of Multi-Link Series A preferred stock (including preferred shares held by the Reporting Persons) automatically was converted into 33 shares of Multi-Link common stock on a post-reverse stock split basis (494.956646 shares on a pre-reverse stock split basis);

•	Multi-Link reincorporated from the State of Colorado into the State of Delaware by merging into Auriga (the “Merger”); and

•	By virtue of the Merger, each outstanding share of Multi-Link common stock was converted into the right to receive one share of Auriga common stock.

The Merger occurred pursuant to an Agreement and Plan of Merger dated as of May 19, 2006 between Multi-Link and Auriga (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 99.2 to this Amendment No. 1.

Prior to the consummation of the Merger, the Reporting Persons held shares of the common stock of Multi-Link. Pursuant to the terms of the Merger Agreement, the Reporting Persons acquired the shares of Auriga common stock that are described in this Amendment No. 1 in exchange for their shares of Multi-Link common stock.

On July 11, 2006, in exchange for performing services for Auriga, Mr. Wagoner (through the Trust) acquired from Auriga 150,000 units at a purchase price of $1.00 per unit. Each unit consists of one share of Auriga common stock and a currently exercisable warrant to purchase 150,000 shares of Auriga common stock at $1.25 per share. The warrant is exercisable through July 10, 2011. A copy of the warrant is filed as Exhibit 99.3 to this Amendment No. 1.

On August 25, 2006, in exchange for performing services for Auriga, Mr. Wagoner received an award of 100,000 shares of Auriga common stock under Auriga’s 2006 Equity Incentive Plan.

Except for possible acquisitions of shares of Auriga common stock on the open market or pursuant to the exercise of the warrants described in this Item 4, neither of the Reporting Persons currently has any plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.

Item 5. Interest in Securities of the Issuer

The following information is based upon a total of 36,452,893 shares of Auriga common stock being outstanding as of August 29, 2006.

The Reporting Persons beneficially own the following shares of Auriga common stock:

(a) Mr. Wagoner owns 3,036,042 shares of Auriga common stock, representing 8.3% of the total outstanding shares of Auriga common stock and consisting of (i) 400,142 shares owned of record by Mr. Wagoner, (ii) 2,485,900 shares owned of record by the Trust, of which Mr. Wagoner is the trustee, and (iii) 150,000 shares that the Trust currently has the right to acquire pursuant to a warrant. Mr. Wagoner has sole voting and dispositive power over the shares that he owns of record, and Mr. Wagoner shares voting and dispositive power with the Trust over the shares that are owned by the Trust.

(b) The Trust owns 2,635,900 shares of Auriga common stock, representing 7.2% of the total outstanding shares of Auriga common stock and consisting of (i) 2,485,900 shares owned of record by the Trust, of which Mr. Wagoner is the trustee, and (ii) 150,000 shares that the Trust currently has the right to acquire pursuant to a warrant. The Trust shares voting and dispositive power with Mr. Wagoner over the shares described in the preceding sentence.

The Reporting Persons may be deemed to have formed a “group” with each other for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder, and such “group” may be deemed to be the beneficial owner of the shares of Auriga common stock that are beneficially owned by each Reporting Person who is part of such group as reported on this Amendment No. 1. However, each Reporting Person disclaims beneficial ownership of all shares of Auriga common stock except to the extent otherwise expressly described in this Amendment No. 1.

Except for the transactions that are described in Item 4 of this Amendment No. 1, neither Reporting Person has effected any transactions in Auriga common stock during the sixty days prior to the date of this Amendment No. 1, and no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description in Item 4 above regarding the Merger Agreement and the warrant referred to in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following documents are included as exhibits to this Amendment No. 1 to Schedule 13D:

99.1	Joint Filing Agreement dated September 11, 2006 between Dayne Wagoner and The Wagoner Family Trust.

99.2
Agreement and Plan of Merger dated as of May 19, 2006 between Multi-Link Telecommunications, Inc. and Auriga Laboratories, Inc. (then called Multi-Link Merger Co.) (incorporated by reference to the Definitive Proxy Statement filed by Multi-Link Telecommunications, Inc. with the Securities and Exchange Commission on June 6, 2006).

99.3	Warrant dated July 11, 2006, issued by Auriga Laboratories, Inc. to The Wagoner Family Trust, with respect to the purchase of 150,000 shares of common stock.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 11, 2006	/s/ Dayne Wagoner
DAYNE WAGONER

September 11, 2006	THE WAGONER FAMILY TRUST

	By:	/s/ Dayne Wagoner
Dayne Wagoner Trustee

Joint Filing Agreement

The undersigned hereby agree as follows:

1. Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

2. Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but neither of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

September 11, 2006	/s/ Dayne Wagoner
DAYNE WAGONER

September 11, 2006	THE WAGONER FAMILY TRUST

	By:	/s/ Dayne Wagoner
Dayne Wagoner Trustee